SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                           FORM 10-SB
         General Form For Registration Of Securities Of
                     Small Business Issuers
Under Section 12(B) Or (G) Of The Securities Exchange Act Of 1934


                  Spinoff Solutions.com, Inc.
         (Name of Small Business Issuer in its charter)

               Nevada                 321918          76-0609449
(State or other jurisdiction of (The North American Industrial (IRS Employer incorporation or organization) Classification Code Number) Identification No.)

                        159 Gharet Road
                    Randle Washington, 98377
                              USA
(Address, including postal code, of principal executive offices)

                         (360) 497-5785
            (Telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:  None

Securities Registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 Par Value


           Agent for Service:                 With a Copy to:

              Garry L. Barton                 Edward T. Block
              159 Gharet Road               N1603 Monroe Street.
        Randle Washington, 98377        Spokane, Washington  99205
                 U.S.A.                            U.S.A.

             (360) 497-5785                    (509) 325-4508











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                     Spinoff Solutions.com, Inc.
                           FORM 10-SB
                       TABLE OF CONTENTS

PART I                                                          Page

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . . . .3

Item 2.   Management's Discussion and Analysis or Plan of Operations . . . . . 4

Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . .7

Item 4.   Security Ownership of Certain Beneficial Owners and Management ..7

Item 5.   Directors, Executive Officers, Promoters and Control Persons . . .  .8

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . .8

Item 7.   Certain Relationships and Related Transactions . . . . . . . . .9

Item 8.   Description of Securities   ..                         .9

PART II

Item 1.   Market Price of and Dividends on Spinoff Solutions.com, Inc.'s Common
             Equity and Other Shareholder Matters.                      .10

Item 2.   Legal Proceedings                              ..10

Item 3.   Changes in and Disagreements with Accountants on Accounting.11

Item 4.   Recent Sales of Unregistered Securities     ..11

Item 5.   Indemnification of Directors and Officers. . . .  . . . 12

PART F/S

Index to Consolidated Financial Statements                           ..12

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . .13










                                                                              2

PART I
Item 1. Description of Business.
General
     Spinoff Solutions.com, Inc. was incorporated under the laws of the State of Nevada on June 2, 1999 and is in the early developmental and promotional stages. To date, Spinoff Solutions.com, Inc.'s only activities have been organizational, directed at raising its initial capital ,developing its business plan, and acquiring equipment and inventory.  Spinoff
Solutions.com, Inc. has not commenced production operations. Spinoff Solutions.com, Inc. has no full time employees and owns no real estate.
Business Plan
     Spinoff Solutions.com, Inc. operations will be conducted through a single business segment that plans to manufacture and market a wide variety of domestic and exotic wood moldings through both a conventional sales program and over the Internet. At this time exotic wood moldings for use in the picture frame industry are available, but such moldings manufactured for general construction use are limited to a few styles and even less varieties of wood. There are a number of small companies that manufacture moldings out of local woods from the area around them. Most of these companies use only local woods, not imported. The different styles of molding used in custom homes is staggering and includes crown molding, chair molding, base board, door molding, cabinet molding, cabinet door molding, quarter round, inset quarter round and these all come in many different widths and styles. There are literally hundreds of different types and styles as well as widths of moldings. Spinoff Solutions.com, Inc. currently lists over 100 different styles of moldings on its web site at www.Trimwood.com. The company's goal is to become a leading manufacturer and supplier of quality custom moldings.
     Spinoff Solutions.com, Inc. believes that it can become one of a limited number of custom molding manufacturers with the manufacturing capability to consistently fill orders in a timely fashion.
      Spinoff Solutions.com, Inc. has developed a local supply contact in the Cayo district in Belize, C.A., which has many years' experience shipping exotic lumber out of Belize. Spinoff Solutions.com, Inc.'s contact, Mr. C. Reeder, is a citizen of both the United States and Belize. The wood supply should be plentiful and consistent. The Mennonites already export lumber from Belize to the U.S.A. and would be willing to ship dry exotic lumber to Spinoff Solutions.com, Inc.
      While molding is frequently sold in ten and twelve foot lengths, nine-foot lengths are perfectly acceptable. Spinoff Solutions.com, Inc. has contacted various shippers and United Parcel Service among others will take nine-foot lengths in an eight-inch diameter tube, which is ideal for shipping the final product.
Competition:
     There are numerous manufacturers of wood molding most of whom are larger in size, have greater operating histories with greater brand recognition and have greater financial resources than Trimwood. The market for wood molding is highly fragmented and Spinoff Solutions.com believes that no single manufacturer accounts for a significant percentage of national sales. Spinoff Solutions.com will also face competition in the overall finish molding market from alternative materials mainly vinyl's and plastics. However, the Company believes Spinoff Solutions.com's products will be competitive due to the specialized quality of the woods used in the manufacturing as well as the company's ability to custom design its product to the needs of the customer.
                                                                              3

E-Commerce:
     Our web site has been designed to process purchases over the Internet. We have designed and launched our web site, but have not yet generated any revenues. We plan to further develop our web site to record our potential inventory, as well as allowing customers to search for or design their own product to purchase from us. We expect our web site to be a significant source of revenues.
Regulation:
     We are not currently subject to direct federal, state or local regulation other than regulations applicable to business in general or which may be or become applicable to online commerce. The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent laws which regulate and tax e-commerce. A number of legislative proposals have been made at the federal, state and local levels that would impose additional taxes on the sale of goods and services over the Internet, and certain states have taken measures to tax Internet-related activities.
     Such legislation or other attempts at regulating commerce over the
Internet may substantially impair the growth of such commerce on the Internet, and as a result, adversely affect Spinoff Solutions.Com, Inc.'s opportunity to derive financial benefit from such activities.
Administrative Offices
     Spinoff Solutions.com, Inc. currently maintains limited office space provided by Mr. Gary Barton,an officer of the Registrant. The Company pays no rent for use of the facilities. The address is 159 Gharet Rd., Randle
Washington 98377, phone (360) 497-5785, mailing P.O. Box 9 Randle, Washington 98377.
Employees
Spinoff Solutions.com, Inc. currently has no full time employees.
Item 2. Management's discussion an analysis or plan of operation.
     The following discussion an analysis of Spinoff Solutions.com, Inc's financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and other financial information appearing elsewhere in this Form 10-SB. This Form 10-SB contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Spinoff Solutions.com, Inc.'s actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-SB.
     Spinoff Solutions.com, Inc. is in the early stages of development and could fail before implementing its business plan. It is a "start up" venture that will incur net losses for the foreseeable future.
Results of Operations
     During the period from June 2, 1999 (date of inception) through September 30, 2003, Spinoff Solutions.com, Inc. has engaged in no significant operations other than organizational activities, acquisition of equipment and inventory and business plan development. Spinoff Solutions.com, Inc. received no revenues during this period.
Implementation of Business Plan: Milestones
     Spinoff Solutions.com, Inc. has determined that its business plan is feasible. The company will achieve implementation of its business plan by meeting the following milestones.
         Milestone #1:  Market research and Setup. Spinoff Solutions.com, Inc.
                                                                               4
has undertaken research into the market's demand for its product. It has determined that a market does exist and had purchased equipment and raw materials necessary to begin production of its product. The equipment necessary to begin production is currently being set up and tested. The Company has also created and maintains a website to assist in its sales and promotion of its product. The website is www.Trimwood.com.
         Milestone #2: Marketing and Sales. Spinoff Solutions.com, Inc. intends to set up a sales and promotional program within the next three months. This will include an advertisement program as well as hiring of a salesperson to call on hardware stores, cabinet shops and independent lumberyards. The Company also intends to promote its web site through an advertising campaign in various trade and specialty magazines. The cost of advertising and recruiting a sales staff, not including compensation, is estimated at $6000.00 over the next 12 months. The company plans to pay its sales people with a basic draw against commissions of approximately $1500.00 per month.
         Milestone #3: Growth and Expansion. Spinoff Solutions.com, Inc estimates that its cost to increase production by 500 feet per day to be $20,000.00, which would include the purchase of additional equipment and the initial recruiting and hiring costs for two persons.
Liquidity and Capital Resources
     Spinoff Solutions.com, Inc. remains in the development stage and since inception has experienced no significant change in liquidity or capital resources or stockholder's equity. Consequently, Spinoff Solutions.com, Inc.'s balance sheet as of September 30, 2003 reflects current assets of $77,413.00, including inventory at present value of $24,480.00. Organizational expenses of $1,360.00 and accounting expenses pf $1000.00 were paid by the initial shareholders and expensed to operations.
     Spinoff Solutions.com, Inc. has determined that a market does exist for its products, and the next step in the implementation of its business plan is promotion and advertising and hiring of a sales force. The company estimates that $10,000.00 will be needed to implement the next step in its business plan.
     No commitments to provide additional funds have been made by management or stockholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Spinoff Solutions.com, Inc. or at all.  Irrespective of whether Spinoff Solutions.com, Inc.'s cash assets prove to be inadequate to meet its operational needs, Spinoff Solutions.com, Inc. might seek to compensate providers of services by issuances of stock in lieu of cash.
Risk Factors
     1. Spinoff Solutions.com, Inc.'s success is dependent on a number of factors that should be considered by prospective investors. Spinoff Solutions.com, Inc. is a relatively young company and does not yet have a long history of earnings or profit and there is no assurance that it will operate profitably in the future. As such, there is no assurance that Spinoff Solutions.com, Inc. will provide a return on investment in the future.
     2. Securities Regulation. Spinoff Solutions.com, Inc.'s securities, when available for trading, will be subject to the Securities and Exchange
Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouses income, exceeds $300,000). For transactions covered by the rule, the
                                                                              5
broker-dealer must make a special suitability determination for the purchaser and receive the purchasers written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of Spinoff Solutions.com, Inc.'s securities to buy or sell in any market that may develop.
     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." (A "penny stock" is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions). Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities and Exchange Act of 1934, as amended. The rules may further affect the ability of owners of Spinoff Solutions.Com, Inc.'s shares to sell their securities in any market that may develop for them. Shareholders of Spinoff Solutions.Com, Inc. should be aware that, according to the Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
(2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
(3) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;
(4) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses. Spinoff Solutions.com, Inc.'s management is aware of the abuses that have occurred historically in the penny stock market. Although Spinoff
Solutions.com, Inc. does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market; management will strive within the confines of practical limitations to prevent the described patterns from being established with respects to Spinoff Solutions.com, Inc.'s securities.
     3.   No Operating History Or Revenue And Minimal Assets.
Spinoff Solutions.com, Inc. has had no operating history nor any revenues or earnings from operations. Spinoff Solutions.com, Inc. has only inventory and equipment on hand as assets, and there are no other financial resources.
Spinoff Solutions.com, Inc. will, in all likelihood, sustain operating expenses without corresponding revenues, at least until a sizable market is established. This may result in Spinoff Solutions.com, Inc. incurring a net operating loss, which will increase continuously until Spinoff Solutions.com, Inc. can establish a sufficient customer base. There is no assurance that Spinoff Solutions.com, Inc. can accomplish this in a timely manner.
     4. Lack of Diversification. Spinoff Solutions.com, Inc.'s proposed operations, even if successful, will in all likelihood result in Spinoff Solutions.com, Inc. engaging in a business in a growing but limited market. Spinoff Solutions.com, Inc.'s inability to diversify its activities into a number of areas may subject Spinoff Solutions.com, Inc. to economic fluctuations within a particular business or industry and therefore increase the risks associated with Spinoff Solutions.com, Inc.'s operations.
     5.   Dependence on Management; Limited Participation of Management.
In the initial stages of business management anticipates devoting only a limited amount of time per month to the business of Spinoff
Solutions.com, Inc. Spinoff Solutions.com, Inc.'s sole officer, Garry L.
                                                                              6
Barton, has not entered into a written employment agreement with Spinoff Solutions.com, Inc. and Garry L. Barton is not expected to do so in the foreseeable future. Spinoff Solutions.com, Inc. has not obtained key man life insurance on Garry L. Barton. Notwithstanding the combined limited experience and time commitment of management, loss of the services of Garry L. Barton would adversely affect development of Spinoff Solutions.com, Inc.'s business and its likelihood of continuing operations.
     6. Indemnification of Officers and Directors. Spinoff Solutions.com, Inc.'s Articles of Incorporation provide for indemnification of its directors, officers, employees and agents, under certain circumstances, against attorneys' fees and other expenses incurred by them in any litigation to which they become a party arising from their association with, or their activities on behalf of, Spinoff Solutions.com, Inc. Spinoff Solutions.com, Inc. will also bear the expense of such litigation for any of its directors, officers, employees or agents, upon such person's promise to repay Spinoff Solutions.com, Inc. therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by Spinoff Solutions.com, Inc.
     7. Director's Liability Limited. Spinoff Solutions.com, Inc.'s Articles of Incorporation exclude personal liability of its directors to Spinoff Solutions.com, Inc. and its shareholders for monetary damages due to breach of fiduciary duty except in certain specified circumstances. Accordingly, Spinoff Solutions.com, Inc. will have a much more limited right of action against its directors than otherwise would be the case. Spinoff Solutions.com, Inc. has been advised that the SEC takes the position that this provision does not effect the liability of any director under applicable federal and state securities laws.
     8. No Foreseeable Dividends. Spinoff Solutions.com, Inc. has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.
     9. The Company's operations are subject to fluctuations as a consequence of various factors affecting the construction, retail and home improvement industries, including interest rates, availability of credit, general economic conditions, levels of building activity and weather patterns. The company anticipates that its sales and operating results will fluctuate from time to time as a result of these factors.
Item 3. Description of property.
     Spinoff Solutions.com, Inc. has no properties and at this time has no agreements to acquire any properties. Spinoff Solution.com, Inc. currently maintains limited office space and limited use of a shop supplied by Mr. Barton at no charge to the company. Its address is 159 Gharet Road, Randle,
Washington 98377 and its phone number is (360) 497-5785.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
     The following table sets forth, as of September 30, 2003, Spinoff Solutions.com, Inc.'s outstanding Common Stock owned of record or beneficially owned by each Executive Officer and Director and by each person who owned of record, or was known by Spinoff Solutions.com, Inc. to own beneficially, more than 5% of Spinoff Solutions.com, Inc.'s Common Stock, and the shareholdings of all Executive Officers and Directors as a group.  Each person has sole voting and investment power with respect to the shares shown.
Name                                  Shares Owned   Percentage of Shares Owned
Garry L. Barton                    2,500,000                        55.5
All Directors and Executive Officers as a Group
                                          2,500,000                        55.5
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Item 5. Directors, Executive Officers, Promoters and Control Persons.
     The following table sets forth the name, age and position of each Director and Executive Officer of the Company:


NAME                       AGE                 POSITION

Garry L. Barton           53                    President


     Mr. Gary Barton has been the President of Spinoff Solutions.com, Inc. since July 1, 2001. Mr. Barton is also involved in the general contracting business in Western Washington. He was actively involved in general contracting business with emphasis upon remodeling from 1983 until the present date. In 1997 Mr. Barton began development of the Trimwood business plan and has been actively involved in acquiring equipment and inventory for that purpose.
     There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.
     The director named above will serve until his successors are elected and qualified. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement. No employment agreements currently exist or are contemplated. There is no arrangement or understanding between the director and officer of Spinoff Solutions.com, Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer.
     The director and officer of Spinoff Solutions.com, Inc. will devote his time to Spinoff Solutions.com, Inc.'s affairs on an "as needed" basis. As a result, the actual amount of time, which he will devote to Spinoff Solutions.com, Inc.'s affairs, is unknown and is likely to vary substantially from month to month.
Garry L. Barton has owned and operated his own business since 1967 and has always done his own marketing and management.

Item 6. Executive Compensation.
     Spinoff Solutions.com, Inc.'s officer and director does not receive any compensation for his services rendered to Spinoff Solutions.com, Inc., has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with Spinoff Solutions.com, Inc.
     The officer and director of Spinoff Solutions.com, Inc. will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement Spinoff Solutions.com, Inc.'s business plan outlined herein. However, the officer and director of Spinoff Solutions.com, Inc. anticipate receiving benefits as a beneficial shareholder of Spinoff Solutions.com, Inc.
     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Spinoff Solutions.com, Inc. for the benefit of its employees.






                                                                              8
Item 7. Certain Relationships and Related Transactions.
     On July 2, 1999 Spinoff Solutions.com, Inc. purchased from Garry Barton the business name and assets of "Trimwood". Mr. Barton received two million shares of common stock in the company in exchange for the assets of his business. This made Mr. Barton the single largest shareholder in the company. The value of the business and assets transferred to Spinoff Solutions.com, Inc. was valued at $100,000.00. These assets are reflected in the current financial statements. No other director, executive officer or nominee therefore of Spinoff Solutions.com, Inc., and no owner of five percent or more of Spinoff Solutions.com, Inc.'s outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount involved exceeds $60,000.
Item 8. Description of Securities.
     The following description of Spinoff Solutions.com, Inc.'s capital stock is a summary of the material terms of its capital stock. This summary is subject to and qualified in its entirety by Spinoff Solutions.com, Inc.'s articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Washington law.
     Spinoff Solutions.com, Inc.'s Articles of Incorporation authorize the issuance of 25,000,000 shares of Common Stock having a par value of $0.001 per share. The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive rights to purchase shares in any future issuance of Spinoff Solutions.com, Inc.'s common stock.
     The holders of shares of common stock of Spinoff Solutions.com, Inc. do not have cumulative voting rights in connection with the election of the Board of Directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Spinoff Solutions.com, Inc.'s directors.
     The holders of shares of common stock are entitled to dividends, out of funds legally available therefore, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. The holders of the shares of common stock have no preemptive or subscription rights. In the event of liquidation, dissolution or winding up of the affairs of Spinoff Solutions.com, Inc., holders are entitled to receive, ratably, the net assets of Spinoff Solutions.com, Inc. available to shareholders after payment of all creditors.
     All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Spinoff Solutions.com, Inc.'s common stock are issued, the relative interests of existing shareholders may be diluted.
Transfer Agent
     The company is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the Company's securities. Should the Company's securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

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PART II
Item 1. Market for common equity and related stockholder matters.
Market Price.
     There is no trading market for Spinoff Solutions.com, Inc.'s Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in Spinoff Solutions.- com, Inc.'s common stock, the combination of brokerage commissions, state transfer taxes, if any, and other selling costs may exceed the selling price.
     Spinoff Solutions.com, Inc. may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. Spinoff Solutions.com, Inc. may be unable to find a market maker willing to sponsor Spinoff Solutions.com, Inc. If Spinoff Solutions.Com, Inc. does qualify for the OTC Bulletin Board, shareholders may still find it difficult to dispose of, or to obtain accurate quotations as to the market value of, Spinoff Solutions.com, Inc.'s securities trading in the OTC market.
     Spinoff Solutions.com, Inc.'s securities will also be subject to Securities and Exchange Commission's "penny stock" rules. (See "Item 2, Management's Discussion and Analysis or Plan of Operations - Outlook: Issues and Uncertainties - Securities Regulation"). The penny stock rules may further affect the ability of owners of Spinoff Solutions.Com, Inc.'s shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.
Holders
     As of September 30, 2003 there were 4,500,000 shares of common stock outstanding, held by eleven shareholders of record.
Dividends
     To date Spinoff Solutions.com, Inc. has not paid any dividends on its common stock and does not expect to declare or pay any dividends on such common stock in the foreseeable future. Payment of any dividends will be dependent upon Spinoff Solutions.com, Inc.'s future earnings, if any, its financial condition, and other factors as deemed relevant by the Board of Directors.
Item 2. Legal proceedings.
     Spinoff Solutions.com, Inc. is not a party to any pending legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the Officers and Directors know of no legal proceedings against Spinoff Solutions.com, Inc. or its property ontemplated by any governmental authority.
Item 3. Changes in and Disagreements with Accountants.
                                                                             10
     None.
Item 4. Recent Sales of Unregistered Securities.
     Since September 30, 2000, Spinoff Solutions.com, Inc. has sold its
Common Stock to the person(s) listed in the table below in transactions summarized as follows:
Shareholder: Garry L. Barton
Date: 07/05/01
Number of Shares: 2,000,000
Consideration: Purchase of Trimwood including assets valued at $100,000
Exemption:   Section 4(2) of the Securities Act of 1933
There are eleven holders of the Company's Common Stock as of September 30, 2003 with total outstanding shares of Common Stock amounting to 4,500,000 shares. Two million five hundred thousand shares were acquired by the twelve founders of the Company as an original issuance which was authorized by resolution of the Board of Directors on June 18, 1999, in reliance on Sections 3(a)(11) and 4(2) of the Securities Act of 1933 and also Article 581-5 I(a)&(c).
Reports to Stockholders
     Spinoff Solutions.com, Inc. plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, Spinoff Solutions.Com, Inc. may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate.
Spinoff Solutions.Com, Inc. will be a reporting company under Section 12g of the Securities and Exchange Act of 1934, and as such will be required to file quarterly and annual reports and proxy statements. Any document
Spinoff Solutions.Com, Inc. files may be read and copied at the
Commission's Public Reference Room located at 450 Fifth Street NW,
Washington DC 20549, and the public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Spinoff Solutions.com, Inc.'s filings with the Commission are also available to the public from the Commission's website at http://www.sec.gov.
Item 5. Indemnification of Directors and Officers.
     Spinoff Solutions.com, Inc.'s Articles of Incorporation provide that it must indemnify its directors and officers to the fullest extent permitted under Washington law against all liabilities incurred by reason of the fact that the person is or was a director or officer of Spinoff Solutions.com, Inc. or a fiduciary of an employee benefit plan, or is or was serving at the request of Spinoff Solutions.com, Inc. as a director or officer, or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.
     The effect of these provisions is potentially to indemnify Spinoff Solutions.com, Inc.'s directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with Spinoff Solutions.com, Inc. Pursuant to Washington law, a corporation may indemnify a director, provided that such indemnity shall not apply on account of: (a) acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law; (b) unlawful distributions; or (c) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.
                                                                             11
     The bylaws of Spinoff Solutions.com, Inc. provide that it will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of Spinoff Solutions.com, Inc., absent a finding of negligence or misconduct in office. Spinoff Solutions.com, Inc.'s bylaws also permit it to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not Spinoff Solutions.com, Inc. has the power to indemnify such person against liability for any of those acts. Conflicts of Interest
     The officer and director of Spinoff Solutions.com, Inc. will not devote more than a portion of his time to the affairs of Spinoff Solutions.com, Inc. There will be occasions when the time requirements of Spinoff Solutions.com, Inc.'s business conflict with the demands of his other business and investment activities. Such conflicts may require that Spinoff Solutions.com, Inc. attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to Spinoff Solutions.com, Inc.
     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of Spinoff Solutions.com, Inc. could result in liability of management to Spinoff Solutions.com, Inc. However, any attempt by shareholders to enforce a liability of management to Spinoff Solutions.com, Inc. would most likely be prohibitively expensive and time consuming.


                            PART FS
                 Index of Financial Statements

Independent Auditor's Report                           F-1
Balance Sheet                                          F-2
Statement of Operations                                F-3
Statement of Stockholders' Equity                      F-4
Statement of Cash Flows                                F-5
Notes to the Financial Statements                      F-6 through F-9





















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                            PART III
Item 1.   Index to Exhibits
Exhibit
Number    Name


2.1       Articles of Incorporation

2.2       Bylaws

2.1       Specimen Share Certificate for Common Stock

10.1      "Trimwood" purchase agreement

27.1      Financial Data Schedule



                           SIGNATURES
     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




/s/Gary L. Barton                       12/26/03
President                               Date



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